UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 2)

The Smith & Wollensky Restaurant Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

831758107

(CUSIP Number)

Martin H. Neidell
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, NY 10038
212-806-5836

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 6, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6)

SCHEDULE 13D

CUSIP No.: 831758107	Page 2 of __ Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Alan N. Stillman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1,321,119 107,500 1,321,119 107,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,428,619

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.36%

14	TYPE OF REPORTING PERSON IN

          This Amendment No. 2 is being filed on behalf of Alan N. Stillman, relating to the common stock, par value $0.01 per share (the “Common Stock”), of The Smith & Wollensky Restaurant Group, Inc. (the “Issuer”). This amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934. Terms defined in Amendment No. 1 to this Schedule 13D shall have the same meaning when used herein.

ITEM 1.	SECURITY AND ISSUER.

          This Amendment relates to the Common Stock of the Issuer, a Delaware corporation. The Issuer’s principal executive offices are located at 880 Third Avenue, 4th Floor, New York, NY 10022.

ITEM 2.	IDENTITY AND BACKGROUND.

          Mr. Stillman’s business address is c/o The Smith & Wollensky Restaurant Group, Inc., 880 Third Avenue, New York, NY 10022.

ITEM 4.	PURPOSE OF TRANSACTION.

           See response to Item 6.

ITEM 5.	INTEREST IN SECURTIES OF THE ISSUER.

          (a) Mr. Stillman beneficially owns 1,428,619 shares of Common Stock of the Issuer, representing approximately 16.36% of the issued and outstanding shares.

          (b) Mr. Stillman directly owns 56,791 shares of Common Stock of the Issuer over which he has sole voting and dispositive power. Mr. Stillman owns options to purchase an aggregate of 241,667 shares of Common Stock of the Issuer, of which options to purchase an aggregate of 135,667 shares have vested.

          Stillman’s First, Inc., which may be deemed to be an affiliate of Mr. Stillman, owns 107,500 shares of Common Stock of the Issuer. Mr. Stillman disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that Mr. Stillman is the beneficial owner of such shares for the purposes of Section 16 or for any other purpose, except to the extent of his pecuniary interest therein. Mr. Stillman has shared voting power and shared dispositive power over such shares of Common Stock of the Issuer. Donna Stillman, Mr. Stillman’s wife, also has shared voting power and shared dispositive power over such 107,500 shares of Common Stock of the Issuer.

          La Cite, Inc., which may be deemed to be an affiliate of Mr. Stillman, owns 348,191 shares of Common Stock of the Issuer. Mr. Stillman disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that Mr. Stillman is the beneficial owner of such shares for the purposes of Section 16 or for any other purpose, except to the extent of his pecuniary interest therein. Mr. Stillman has sole voting power and sole dispositive power over such shares of Common Stock of the Issuer.

          White & Witkowsky, Inc., which may be deemed to be an affiliate of Mr. Stillman, owns 395,070 shares of Common Stock of the Issuer. Mr. Stillman disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that Mr. Stillman is the beneficial owner of such shares for the purposes of Section 16 or for any other purpose, except to the extent of his pecuniary interest therein. Mr. Stillman has sole voting power and sole dispositive power over such shares of Common Stock of the Issuer.

          Thursday’s Supper Pub, Inc., which may be deemed to be an affiliate of Mr. Stillman, owns 385,400 shares of Common Stock of the Issuer. Mr. Stillman disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that Mr. Stillman is the beneficial owner of such shares for the purposes of Section 16 or for any other purpose, except to the extent of his pecuniary interest therein. Mr. Stillman has sole voting power and sole dispositive power over such shares of Common Stock of the Issuer.

          The Donna Stillman Trust owns 90,754 shares of Common Stock of the Issuer. These shares are not included in this filing. Mr. Stillman disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that Mr. Stillman is the beneficial owner of the 90,754 shares owned by the Donna Stillman Trust for any purpose. Donna Stillman, Eugene I. Zuriff and Robert D. Villency, the trustees, have the shared power to direct the receipt of dividends and the proceeds of a sale of shares with respect to such 90,754 shares of Common Stock of the Issuer. Mr. Stillman has no voting power or dispositive power over such 90,754 shares of Common Stock of the Issuer. The address for each of Donna Stillman and Eugene I. Zuriff has changed and is c/o The Smith & Wollensky Restaurant Group, Inc., 880 Third Avenue, New York, NY 10022.

          The Alan N. Stillman Grantor Retained Annuity Trust owns 175,000 shares of Common Stock of the Issuer. These shares are not included in this filing. Mr. Stillman disclaims beneficial ownership of such shares and this report shall not be deemed an admission that Mr. Stillman is the beneficial owner of such shares for the purpose of Section 16 or for any other purpose. Donna Stillman, Eugene I. Zuriff and Robert D. Villency are the trustees of this trust and share voting and dispositive power with respect to such shares. Mr. Stillman has no voting power or dispositive power over the shares of Common Stock of the Issuer owned by this trust.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On May 6, 2007, the Issuer amended the Merger Agreement (the “Amended Merger Agreement”) previously entered into with Patina and Patina assigned its rights thereunder to Project Grill, LLC (“Grill”). In connection therewith, the Patina Agreement was assigned to Grill and amended. The purchase price under the Patina Agreement payable by the Stillman Group was increased from $5,304,057 to $6,850,000 in cash and/or stock. The Voting Agreement was also assigned to Grill. Pursuant to the Amended Merger Agreement, if the Amended Merger Agreement is terminated in such a manner that Grill is required to pay a Parent Termination Fee (as defined therein), then Mr. Stillman agreed to personally guarantee payment of $212,925 of the Parent Termination Fee pursuant to a Limited Guarantee.

          As a condition for entering into the Amended Merger Agreement, Grill required that St. James agree to amend various provisions of the License Agreement. On May 6, 2007, Grill and St. James entered into a letter agreement pursuant to which the License Agreement will be amended effective on the closing of the merger to effectuate the following: Grill has agreed to open at least two new Smith & Wollensky restaurants and to open or make advance payments of additional royalty payments for two additional such restaurants within six years; St. James will eliminate the 1% royalty fee on all restaurant and non-restaurant sales at any steakhouse owned or operated by Grill or its affiliates if such restaurant does not use the Smith & Wollensky name, provided such royalty will continue to be payable unless Grill has fulfilled its build-out obligations; St. James agreed to eliminate the posting by assignees of a letter of credit in connection with the assignment of the License Agreement; if the management services agreement relating to Patina’s management of the Smith & Wollensky restaurant is terminated or if neither Patina nor Messrs. Valenti and Splichal are no longer in charge of the management of such restaurants, provisions were added relating to a successor licensee; and St. James agreed to other technical amendments. Based on Patina’s representations to St. James that Patina is a reputable restaurant operator that has managed high quality fine dining restaurants continuously for at least five years and that Patina is a nationally known reputable company active in the food service business, St. James acknowledged that the Amended Merger Agreement is expressly permitted by the License Agreement. In addition, effective on the closing of the merger, the management agreement dated May 1, 2001 between St. James and the Issuer relating to the management of the Smith & Wollensky restaurant in New York will be assigned to Mr. Stillman or an entity controlled by him.

          The foregoing is a summary of the various agreements entered into in connection with the Amended Merger Agreement and the summary is qualified in its entirety by the actual agreements filed as exhibits hereto.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

          1.   Letter Agreement dated April 27, 2007, between Project Grill, LLC and Alan N. Stillman.

          2.   Two letter agreements each dated May 6, 2007 between Project Grill, LLC and Alan N. Stillman.

          3.   Consent to and acknowledgement of Assignment dated April 25, 2007 of Voting Agreement dated February 26, 2007, among Patina Restaurant Group, LLC and certain holders of Common Stock of The Smith & Wollensky Restaurant Group, Inc.

          4.   Letter Agreement dated May 6, 2007 relating to proposed amendments to Amended and Restated Sale and License Agreement dated as of January 1, 2006, by and between St. James Associates, L.P. and The Smith & Wollensky Restaurant Group, Inc.

          5.   Limited Guarantee dated May 6, 2007 of Alan N. Stillman.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2007

/s/ Alan N. Stillman Alan N. Stillman